 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

May 3, 2011

          NR 11-4

ANIMAS RESOURCES COMMISIONS STUDY TO ADVANCE SANTA GERTRUDIS, PREPARES FOR ADDITIONAL FIELD WORK AT KINSLEY MOUNTAIN

Animas Resources Ltd. (TSX.V:ANI) is pleased to report it:

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Commissions Paul C. Jones of Sovereign Management Group, Ltd., Golden, Colorado USA, to outline a program and approximate the costs to complete a scoping study on the gold resources at Santa Gertrudis.

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Outlines plans for field follow-up mapping and sampling over anomalous areas found during the extensive 2010 program.

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Continues to aggressively search for high quality targets in the United States and Mexico.

Santa Gertrudis, Sonora, Mexico

The updated NI 43-101 report filed in December, 2010 documents compliant resource estimates for seven gold deposits at Santa Gertrudis, plus the previous estimate for the Cristina deposit.  These deposits contain a total Inferred resource of 13,498,000 tonnes with an average grade of 1.28 g/t- totaling  557,000 ounces of gold.  A number of companies are studying the details of the gold deposits at Santa Gertrudis. Given the current rise in the gold price, the available infrastructure, water rights, and detailed understanding of the deposits, Animas has commissioned Paul C. Jones of Sovereign Management Group, Ltd. to provide Animas with the program necessary and approximate costs to complete a Preliminary Economic Assessment (Scoping study) on the gold resources at Santa Gertrudis as the first vital step toward making a production decision. In addition to the known resources, there are 14 untested near surface exploration targets that might contain additional mine for leach opportunities.

Kinsley Mountain, Nevada

At the Kinsley Mountain gold project in Nevada, Animas is subdividing the geochemical data by alteration type and by grouping the rock chip analytical results separately for jasperiods, silicified zones, decalcified zones, iron oxide zones, and faults to identify target areas.  All of these alteration types may extend farther than a gold deposit, and if any of these alteration types contain anomalous gold and pathfinder trace elements, these patterns can be used as targeting tools for future drilling programs.

While the 2010 soil grid supplies provided good overview, additional geochemical samples in selected areas are needed for targeting drilling.  Specific samples in areas of fault (or suspected) fault zones and any soils rich in iron oxides will be collected as they might represent leakage from mineralized zones below carbonate caps.  To the north of the mined area there is a substantial arsenic anomaly with only limited anomalous gold.  If the arsenic represents a halo to gold mineralization, the areas need to be evaluated closely to identify favorable host lithologies that might exist at depth.

The 2011 Animas program will focus on identifying areas of anomalous As, Sb, Hg, and Zn that might outline areas that could be marginal to gold mineralization. Decreases in Ca might suggest decalcification of carbonate rich rocks as mineralization is approached.  All of the historic IP/resistivity data is being reprocessed to evaluate and identify target areas.  Areas of apparent resistivity breaks in the carbonates will be targeted for additional surface sampling.  The resistivity data will also be evaluated to identify any favorable lithologies below carbonate caps, and areas of IP anomalies at depth that might represent sulfide accumulations. Additional IP/resistivity survey lines may be completed to fully evaluate the property. Gold-bismuth anomalies might indicate skarn environments similar to that found in the Battle Mountains.

Property Acquisition

Animas continues to explore and network for quality targets with major upside potential in Nevada and Mexico.

Gregory E. McKelvey, President of Animas Resources Ltd. commented:  “with the rise in precious metal prices, the known NI 43-101 resources at Santa Gertrudis may well represent a unique opportunity for Animas to proceed toward gold production and explore selectively on the 15 known areas with near surface leachable gold potential. Paul Jones is experienced in project advancement and provides Animas with the unique outside perspective necessary to consider advancing toward production.  Kinsley Mountain will be the focus of exploration work aimed at drill target identification for the future.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected